UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 21, 2005

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

Registrant's telephone number, including area code: (630) 623-3000

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operation and Financial Condition.

On April 21, 2005, McDonald's Corporation (the "Company") issued an investor release announcing the Company's first quarter 2005 results. The investor release is filed as Exhibit 99.1 and is incorporated herein by reference. Also filed herewith and incorporated herein by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2005.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Investor Release of McDonald's Corporation issued April 21, 2005:
        McDonald's Announces Strong Revenue and Income Growth for First Quarter 2005

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

By: /s/ David M. Pojman
David M. Pojman

Date: April 21, 2005   Corporate Senior Vice President - Controller

Exhibit Index

Exhibit No. 99.1	Investor Release of McDonald’s Corporation issued April 21, 2005 McDonald’s Announces Strong Revenue and Income Growth for First Quarter 2005
Exhibit No. 99.2	McDonald’s Corporation: Supplemental Information, Quarter Ended March 31, 2005

Exhibit 99.1



Investor Release
FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**
4/21/05   *Investors:*   Mary Kay Shaw, 630-623-7559
                                                   Media: Anna Rozenich, 630-623-7316

McDONALD'S ANNOUNCES STRONG REVENUE AND INCOME GROWTH FOR FIRST QUARTER 2005

- Quarterly revenues up 9% (6% in constant currencies) driven by a global comparable sales increase of 4.6%
- EPS was $0.56, up 40% versus $0.40 in 2004, including a $0.13 per share benefit from a lower effective tax rate as well as a $0.03 per share expense related to share-based compensation

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the first quarter, reporting diluted earnings per share of $0.56, up 40% over the prior year.

Chief Executive Officer Jim Skinner commented, "We continued our positive momentum in the quarter with solid revenue and operating income growth, on top of last year's outstanding double-digit growth that included one additional day due to leap year.

"In March, McDonald's U.S. business marked its 24th consecutive month of positive comparable sales – a feat not achieved in nearly 25 years. I am encouraged by the ongoing strength and resilience of our U.S. business. Revenues increased 6% during the quarter and strong comparable sales helped offset higher commodity costs. We will continue to build consumer relevance in the U.S. by providing menu choice and variety, and an exceptional customer experience each and every time.

"For the first quarter, Europe delivered solid Systemwide sales and revenue growth fueled by positive comparable sales results in Germany, the U.K. and France. Results for the quarter also benefited from the change in timing of Easter and related school holidays, from April in 2004 to March in 2005. While we continue to face economic challenges in Germany, our ongoing emphasis on offering a balanced menu featuring everyday affordability along with relevant premium menu choices is helping build sales and customer traffic. Similarly, initiatives in the U.K. to enhance the image and relevance of our brand drove stronger results in the quarter. While we clearly have more opportunity and work ahead, I am confident that we are on track to optimize the performance of our European business.

"Our Asia/Pacific, Middle East and Africa segment also delivered a solid quarter. Our ongoing commitment to everyday value balanced with premium products that appeal to local tastes contributed to the segment's financial results.

"The celebration of McDonald's 50th anniversary last week, while significant and celebratory, is just a marker on our journey of continuous improvement. With a renewed focus on our customers and restaurants and dedication to the key components of our Plan to Win – operations excellence, leadership marketing and strict financial discipline – I am confident that the next 50 years will be even better than the first 50."

The first quarter 2005 earnings per share of $0.56 included a tax benefit of $179 million (or $0.13 per share) primarily due to a favorable audit settlement in late March of the Company's U.S. tax returns.

Although not required until next year, the Company began expensing stock options under the new accounting rules during the quarter. In that connection, the Company also shifted a portion of share-based compensation to cash-based compensation. First quarter 2005 results include $57 million (or $0.03 per share) related to share-based compensation and this shift.

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per common share data

Quarters ended March 31,	2005	2004	% Inc	Currency Translation Benefit	% Increase Excluding Currency Translation
Revenues	$4,802.8	$4,399.7	9	$ 118.9	6
Operating income	909.6	858.4	6	18.3	4
Net income	727.9	511.5	42	7.8	41
Net income per common share—diluted	0.56	0.40	40	—	40

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all McDonald's restaurants in operation at least thirteen months, excluding the impact of currency translation. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates.

Systemwide sales include sales at all restaurants, including those operated by the Company, franchisees and affiliates. Management believes Systemwide sales information is useful in analyzing the Company's revenues because franchisees and affiliates pay rent, service fees and/or royalties that generally are based on a percent of sales with specified minimum rent payments.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, our forward-looking statements is detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 11:00 a.m. Central Time on April 21, 2005. For access, go to www.investor.mcdonalds.com. An archived replay of this webcast will be available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for additional, supplemental information related to the Company's results for the quarter ended March 31, 2005. Information showing the impact of the stock option accounting change on a comparable period-to-period basis is included in that Form 8-K.

The Company plans to release April 2005 sales information on Monday, May 9.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per common share data			Inc / (Dec)	
Quarters ended March 31,	**2005**	**2004**	**$**	**%**
Revenues				
Sales by Company-operated restaurants	$3,599.5	$3,283.0	316.5	10
Revenues from franchised and affiliated restaurants	1,203.3	1,116.7	86.6	8
TOTAL REVENUES	4,802.8	4,399.7	403.1	9
Operating costs and expenses				
Company-operated restaurant expenses	3,109.1	2,827.4	281.7	10
Franchised restaurants–occupancy expenses	257.0	246.4	10.6	4
Selling, general & administrative expenses	520.1	457.5	62.6	14
Other operating expense, net	7.0	10.0	(3.0)	(30)
Total operating costs and expenses	3,893.2	3,541.3	351.9	10
OPERATING INCOME	909.6	858.4	51.2	6
Interest expense	89.8	91.7	(1.9)	(2)
Nonoperating (income) expense, net	(10.4)	8.9	(19.3)	n/m
Income before provision for income taxes	830.2	757.8	72.4	10
Provision for income taxes	102.3	246.3	(144.0)	(58)
NET INCOME	$ 727.9	$ 511.5	216.4	42
NET INCOME PER COMMON SHARE-DILUTED	$ 0.56	$ 0.40	0.16	40
Weighted average common shares outstanding-diluted	1,289.0	1,275.5	13.5	1

n/m   Not meaningful

# # #

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2005

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the first quarter ended March 31, 2005. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currencies on Reported Results

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS
Dollars in millions

Quarters ended March 31,	Reported Amount		Currency Translation Benefit / (Loss)
	2005	2004	2005
Revenues	$4,802.8	$4,399.7	$ 118.9
Combined operating margins*	1,406.9	1,301.1	28.9
Selling, general & administrative expenses	520.1	457.5	(9.2)
Operating income	909.6	858.4	18.3
Net income	727.9	511.5	7.8

* Excludes non-McDonald's brands

• Foreign currency translation had a positive impact on the growth rates of consolidated revenues, operating income and net income for the quarter, primarily due to the strengthening of the Euro, as well as other major currencies. Foreign currency translation had no impact on reported earnings per share due to rounding.

Accounting Change

Effective January 1, 2005, the Company adopted SFAS No. 123(R), *Share-Based Payment*, although not required to do so until 2006. This new accounting standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company adopted this accounting treatment prospectively. Prior to the adoption of SFAS 123(R), the Company, like most other U.S. companies, accounted for share-based payments to employees under APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, share-based compensation was included as pro forma disclosure in the financial statement footnotes. The Company's first quarter 2004 pro forma earnings, as reported in Form 10-Q, included $0.03 per share of share-based compensation expense.

In 2005, in connection with its adoption of SFAS 123(R), the Company adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing cash-based incentives and other equity based awards. First quarter 2005 results included pretax expense of $57.4 million (or $0.03 per share) of which $48.1 million related to share-based compensation, stock options and restricted stock units ("RSUs"), and $9.3 million related to the shift of a portion of share-based compensation to primarily cash-based incentive compensation.

Net Income and Diluted Net Income per Common Share

For the quarter, net income and diluted net income per common share increased to $727.9 million and $0.56 per share or 42% and 40%, respectively (41% and 40%, respectively in constant currencies). The 2005 results included a $0.13 per share benefit from a lower effective tax rate as well as $0.03 per share of expense related to the early adoption of SFAS 123(R) and related incremental compensation.

Diluted weighted average shares outstanding for the first quarter increased due to higher weighted average shares outstanding and a more dilutive effect of outstanding stock options.

During the quarter, the Company repurchased $437 million, or 13.5 million shares, of its common stock.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent, service fees and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended March 31,	2005	2004	% Inc	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 929.5	$ 875.5	6	6
Europe	1,321.8	1,191.5	11	6
APMEA*	616.6	577.1	7	4
Latin America	263.1	205.6	28	25
Canada	166.3	162.9	2	(5)
Other**	302.2	270.4	12	12
Total	$3,599.5	$3,283.0	10	7
Franchised and affiliated revenues				
U.S.	$ 657.0	$ 614.5	7	7
Europe	395.6	365.0	8	3
APMEA*	88.5	80.5	10	7
Latin America	21.0	19.2	9	9
Canada	39.7	36.0	10	3
Other**	1.5	1.5	—	—
Total	$1,203.3	$1,116.7	8	6
Total revenues				
U.S.	$1,586.5	$1,490.0	6	6
Europe	1,717.4	1,556.5	10	5
APMEA*	705.1	657.6	7	5
Latin America	284.1	224.8	26	24
Canada	206.0	198.9	4	(4)
Other**	303.7	271.9	12	12
Total	$4,802.8	$4,399.7	9	6

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other represents non-McDonald's brands.

- *Consolidated:* Revenues increased 9% (6% in constant currencies), primarily due to positive comparable sales for each month of the quarter. Revenues in 2004 included an extra day due to leap year.

- *U.S.:* The increase in revenues was driven by multiple initiatives that are delivering variety, value, choice and convenience to our customers. We remain confident that our combination of initiatives will continue to build on the foundation established and deliver solid results throughout 2005.

- **Europe:** The increase in revenues was due to strong comparable sales in Russia, which is entirely Company-operated, and positive comparable sales in the U.K., Germany and France. Europe's first quarter revenue performance also reflects a benefit from the change in timing of Easter and related school holidays, from April in 2004 to March in 2005. Revenue growth for the second quarter 2005 will be negatively impacted by this same holiday shift.

- **APMEA:** The increase in revenues was primarily due to strong comparable sales in Taiwan and Australia, as well as expansion in China.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends for McDonald's restaurants. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all McDonald's restaurants in operation at least thirteen months.

COMPARABLE SALES – McDONALD'S RESTAURANTS*

| | % Inc / (Dec) | |
Quarters Ended March 31,	2005	2004
U.S.	5.2	14.2
Europe	2.9	3.5
APMEA	5.5	5.0
Latin America	14.6	8.8
Canada	(2.7)	10.7
McDonald's Restaurants	4.6	9.4

* Excludes non-McDonald's brands

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of our franchisee base.

- 4 -

SYSTEMWIDE SALES PERCENT INCREASE / (DECREASE)
Quarter ended March 31, 2005

	% Inc	% Inc / (Dec) Excluding Currency Translation
U.S.	6	6
Europe	10	4
APMEA	10	7
Latin America	19	16
Canada	6	(2)
Other	12	12
Total sales	8	6

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended March 31,	2005	2004	% Inc	% Inc / (Dec) Excluding Currency Translation
U.S.	$4,966.1	$4,687.1	6	6
Europe	2,282.3	2,094.2	9	4
APMEA*	1,545.3	1,395.1	11	8
Latin America	158.6	149.8	6	4
Canada	287.4	266.4	8	—
Other	4.5	3.0	50	50
Total franchised and affiliated sales**	$9,244.2	$8,595.6	8	6

* Included $779.0 million and $691.9 million in 2005 and 2004, respectively, of affiliated sales, primarily related to Japan.
** Included $1,295.1 million and $1,181.5 million in 2005 and 2004, respectively, of affiliated sales, primarily related to the U.S. and Japan.

Operating Margins

COMPANY-OPERATED AND FRANCHISED RESTAURANT MARGINS – McDONALD'S RESTAURANTS
Dollars in millions

Quarters ended March 31,	Percent		Amount		% Inc/ (Dec)
	2005	2004	2005	2004	
Company-operated					
U.S.	17.9	18.2	$166.4	$159.5	4
Europe	13.5	14.4	178.9	171.1	5
APMEA	10.9	10.7	66.9	62.0	8
Latin America	12.0	8.0	31.5	16.5	91
Canada	11.0	14.1	18.3	23.0	(20)
Total	14.0	14.3	$462.0	$432.1	7
Franchised					
U.S.	80.2	79.3	$527.0	$487.2	8
Europe	75.5	75.0	298.8	273.7	9
APMEA	85.7	85.7	75.8	69.0	10
Latin America	64.7	60.9	13.6	11.7	16
Canada	74.8	76.1	29.7	27.4	8
Total	78.6	77.9	$944.9	$869.0	9

- **Combined:** Operating margin dollars increased $105.8 million or 8% for the quarter (6% in constant currencies). The U.S. and Europe segments accounted for almost 85% of the combined margin dollars in both years and approximately 75% of the increase.

- **U.S.:** Company-operated margin percent decreased for the quarter due to higher commodity costs, higher labor-related costs, partly due to increased staffing levels as well as increased compensation for store managers, and increased rent expense. This was partly offset by positive comparable sales. Commodity cost pressures are expected to continue, with the impact lessening in the second half of the year.

- **Europe:** The Company-operated margin percent decreased partly due to higher beef costs across the segment, and brand building marketing and promotional initiatives in the U.K. and Germany. This was partly offset by positive comparable sales. Beef cost pressures are expected to lessen in the second half of the year.

- **APMEA:** The Company-operated margin percent increased due to improved performance in China and Hong Kong, partly offset by poor results in South Korea.

The following table presents margin components as a percent of sales:

COMPANY-OPERATED COSTS AND MARGINS AS A PERCENT OF SALES – McDONALD'S RESTAURANTS

Quarters ended March 31,	2005	2004
Food & paper	34.1	33.8
Payroll & employee benefits	26.6	26.6
Occupancy & other operating expenses	25.3	25.3
Total expenses	86.0	85.7
Company-operated margins	14.0	14.3

- **Franchised:** The consolidated Franchised margin percent increased for the quarter primarily due to positive comparable sales in the U.S. and Europe, but reflected higher occupancy costs, due in part to an increased proportion of leased sites.

Selling, General & Administrative Expenses

• Selling, general & administrative expenses increased 14% for the quarter (12% in constant currencies). The share-based and related incremental compensation expense due to the early adoption of SFAS 123(R) accounted for substantially all of the constant currency increase. Selling, general & administrative expenses as a percent of revenues were 10.8% in the first quarter 2005 compared with 10.4% in first quarter 2004 and as a percent of Systemwide sales were 4.0% for 2005 compared with 3.9% for 2004. The share-based and related incremental compensation expense increased these ratios 1.1 percentage points and 0.4 percentage points, respectively, in 2005.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters ended March 31,	2005	2004
Gains on sales of restaurant businesses	$(10.4)	$(15.9)
Equity in earnings of unconsolidated affiliates	(16.4)	(10.9)
Impairment and other charges (credits)	(18.7)	—
Other expense	52.5	36.8
Total	$ 7.0	$ 10.0

• Equity in earnings of unconsolidated affiliates increased for the quarter primarily due to positive results in the U.S. and improved performance from our Japanese affiliate.

• Impairment and other charges (credits) included a favorable adjustment to certain restructuring and other liabilities established in 2001 and 2002 due to lower than originally anticipated employee-related and lease termination costs.

• Other expense for 2005 reflected a $24.1 million charge related to a supply chain arrangement in Europe.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended March 31,	2005*	2004	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation	2004 Pro Forma Operating Income**	Pro Forma % Inc / (Dec) Excluding Currency Translation
U.S.	$539.4	$ 516.8	4	4	$ 496.5	9
Europe	308.2	321.6	(4)	(9)	307.6	(5)
APMEA	92.8	90.0	3	2	83.6	9
Latin America	8.7	(1.8)	n/m	n/m	(4.3)	n/m
Canada	29.4	33.3	(12)	(18)	30.7	(11)
Other	2.4	0.7	n/m	n/m	(1.1)	n/m
Corporate	(71.3)	(102.2)	30	30	(123.6)	42
Total operating income	$909.6	$ 858.4	6	4	789.4	13

n/m Not meaningful

* For the quarter ended March 31, 2005, segments reflected the following share-based and related incremental compensation expense (in millions): U.S.-$15.8; Europe-$12.8; APMEA-$5.8; Latin America-$2.0; Canada-$2.1; Other-$0.5; Corporate-$18.4.

** Calculated by subtracting 2004 pro forma share-based expense from 2004 reported operating income. Share-based expense as reported in the Company's first quarter 2004 Form 10-Q was $44.2 million after tax, of which $1.4 million of expense related to RSUs was included in net income. The remaining $42.8 million after tax ($69.0 million pretax) was disclosed in a footnote, as required, for pro forma purposes. For comparability purposes to 2005 results subsequent to adopting SFAS 123(R), the 2004 operating income was adjusted for this pro forma expense as follows, by segment (in millions): U.S.-$20.3; Europe-$14.0; APMEA-$6.4; Latin America-$2.5; Canada-$2.6; Other-$1.8; Corporate-$21.4.

The following discussion on Operating Income relates to Pro Forma % Inc/(Dec) Excluding Currency Translation in the table above:

- *U.S.:* Results increased primarily due to higher combined operating margin dollars, partly offset by higher selling, general & administrative expenses, which included certain information technology expenses previously recorded in the Corporate segment.

- *Europe:* Results included the supply chain charge of $24.1 million which negatively impacted the growth rate by approximately 8 percentage points. In addition, strong results in France were offset by weak results in Germany.

- *APMEA:* The segment's increase was primarily due to positive results in China as well as stronger performance in Japan, Hong Kong and Taiwan, partly offset by poor performance in South Korea.

- *Corporate:* Results in 2005 benefited from the favorable adjustment to certain liabilities established in 2001 and 2002 previously discussed in the "Other Operating (Income) Expense, Net" section, certain information technology expenses that were shifted to the U.S. segment, and lower incentive-based compensation.

INTEREST, NONOPERATING (INCOME) EXPENSE AND INCOME TAXES

- Interest expense decreased for the quarter due to lower average debt levels, partly offset by higher average interest rates and stronger foreign currencies.

- In 2005, nonoperating (income) expense included higher interest income and lower foreign currency translation losses.

- The effective income tax rate was 12.3% for first quarter 2005 compared with 32.5% in 2004. The lower effective income tax rate in 2005 included a benefit of $178.8 million primarily due to a favorable audit settlement in late March of the Company's 2000-2002 U.S. tax returns.

OUTLOOK

The information provided below is as of April 2005.

- McDonald's expects net restaurant additions to add slightly more than one percentage point to sales growth in 2005 (in constant currencies). Most of this anticipated growth will result from restaurants opened in 2004. In 2005, McDonald's expects to open about 550 traditional McDonald's restaurants and 150 satellite restaurants and close about 225 traditional restaurants and 125 satellite restaurants.

- McDonald's does not provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a one percentage point increase in U.S. comparable sales would increase annual earnings per share by about 2 cents. Similarly, an increase of one percentage point in Europe's comparable sales would increase annual earnings per share by about 1.5 cents.

- McDonald's expects full year 2005 selling, general & administrative expenses to increase about 10% in constant currencies compared with 2004 primarily due to the early adoption of SFAS 123(R).

- A significant part of McDonald's operating income is from outside the U.S., and about 70% of total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction (compared with 2004 average rates), McDonald's annual earnings per share would change about 6 cents to 7 cents.

- For 2005, the Company expects its net debt principal repayments to be approximately $600 million to $800 million. The Company expects interest expense to remain relatively flat compared with 2004, based on current interest and foreign currency exchange rates. This guidance does not take into account any actions that might be taken under the American Jobs Creation Act of 2004.

- McDonald's expects the effective income tax rate for the full year 2005 to be approximately 29% to 30%, although this does not take into account any actions that might be taken under the American Jobs Creation Act of 2004.

- McDonald's expects capital expenditures for 2005 to be approximately $1.7 billion, reflecting higher investment in existing restaurants and stronger foreign currencies compared with 2004.

- McDonald's expects to return at least $1.3 billion to shareholders through dividends and share repurchases in 2005. The Company repurchased $437 million, or 13.5 million shares, of its common stock during the first quarter.

McDONALD'S CORPORATION
PRELIMINARY CONSOLIDATED BALANCE SHEET

Dollars in millions	March 31, 2005	December 31, 2004
ASSETS		
Current assets		
Cash and equivalents	$ 1,356.5	$ 1,379.8
Accounts and notes receivable	686.3	745.5
Inventories	137.7	147.5
Prepaid expenses and other current assets	617.0	585.0
Total current assets	2,797.5	2,857.8
Other assets		
Investment in and advances to affiliates	1,136.6	1,109.9
Goodwill, net	1,815.8	1,828.3
Miscellaneous	1,301.2	1,338.4
Total other assets	4,253.6	4,276.6
Property and equipment		
Property and equipment, at cost	30,042.8	30,507.8
Accumulated depreciation and amortization	(9,859.9)	(9,804.7)
Net property and equipment	20,182.9	20,703.1
Total assets	$27,234.0	$ 27,837.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 495.4	$ 714.3
Income taxes	201.5	331.3
Other taxes	243.2	245.1
Accrued interest	169.2	179.4
Accrued payroll and other liabilities	1,056.3	1,188.2
Current maturities of long-term debt	503.6	862.2
Total current liabilities	2,669.2	3,520.5
Long-term debt	8,155.2	8,357.3
Other long-term liabilities	926.3	976.7
Deferred income taxes	845.7	781.5
Shareholders' equity		
Common stock	16.6	16.6
Additional paid-in capital	2,391.4	2,186.0
Unearned ESOP compensation	(83.2)	(82.8)
Retained earnings	22,484.0	21,755.8
Accumulated other comprehensive income (loss)	(301.9)	(96.0)
Common stock in treasury	(9,869.3)	(9,578.1)
Total shareholders' equity	14,637.6	14,201.5
Total liabilities and shareholders' equity	$27,234.0	$ 27,837.5

RESTAURANT INFORMATION
SYSTEMWIDE RESTAURANTS

At March 31,	2005	2004	Inc / (Dec)
U.S*	13,664	13,614	50
Europe			
Germany*	1,262	1,243	19
United Kingdom	1,250	1,235	15
France	1,038	1,010	28
Spain	342	333	9
Italy	329	324	5
Other	2,071	2,041	30
Total Europe	6,292	6,186	106
APMEA			
Japan*	3,759	3,753	6
Australia	730	727	3
China	657	581	76
Taiwan	346	346	—
South Korea	335	343	(8)
Other	1,741	1,706	35
Total APMEA	7,568	7,456	112
Latin America			
Brazil	549	549	—
Mexico	305	285	20
Other	754	747	7
Total Latin America	1,608	1,581	27
Canada*	1,376	1,346	30
Other	1,085	971	114
Systemwide restaurants	31,593	31,154	439
Countries	119	119	—

*   At March 31, 2005 reflected the following satellites: U.S. 1,334; Germany 107; Japan 1,777; Canada 391. At March 31, 2004: U.S. 1,320; Germany 91; Japan 1,796; Canada 361.

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2005	2004	Inc / (Dec)
U.S.			
Operated by franchisees	10,946	10,903	43
Operated by the Company	2,028	2,005	23
Operated by affiliates	690	706	(16)
	13,664	13,614	50
Europe			
Operated by franchisees	3,649	3,611	38
Operated by the Company	2,366	2,302	64
Operated by affiliates	277	273	4
	6,292	6,186	106
APMEA			
Operated by franchisees	2,421	2,284	137
Operated by the Company	2,124	2,241	(117)
Operated by affiliates	3,023	2,931	92
	7,568	7,456	112
Latin America			
Operated by franchisees	480	570	(90)
Operated by the Company	1,100	990	110
Operated by affiliates	28	21	7
	1,608	1,581	27
Canada			
Operated by franchisees	810	768	42
Operated by the Company	473	486	(13)
Operated by affiliates	93	92	1
	1,376	1,346	30
Other			
Operated by franchisees	34	13	21
Operated by the Company	1,051	958	93
	1,085	971	114
Systemwide			
Operated by franchisees	18,340	18,149	191
Operated by the Company	9,142	8,982	160
Operated by affiliates	4,111	4,023	88
	31,593	31,154	439

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, our forward-looking statements is detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

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